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                                                        Exhibit 9


                            [LETTERHEAD-ENDOGEN]



September 11, 1998

Via Federal Express


Chris Burns, Ph.D.
9 Salem Road
Wellesley, MA 02181

Dear Chris,

     I appreciated speaking with you again today and look forward to working together.

     As a follow up to my offer letter dated September 1, 1998, there are two additional items which I outlined to you during the course of our discussions. I would like to document these additional points and would ask your cooperation in reviewing these points and indicating your agreement if these are, indeed, consistent with our discussion.

     First of all, we discussed a compensation package covering the first two years of employment. The first year, as set out in my previous letter, is $128,000 base and $24,000 incentive compensation. I confirm that during the second year of your employment, effective on the 12 month anniversary of your start date, base pay shall be raised to $144,000 and incentive compensation shall remain at $24,000.

     Secondly, if through no fault of your own, you are no longer employed by Endogen, then you will receive a severance package in the form of salary continuation for a period of six months from your last date of employ, at the rate of your then current base pay. Medical benefits will also be continued for up to six months unless your are employed elsewhere and similarly covered.

     Please note that Endogen has the right to terminate your employment, with or without cause, at any time. The severance provision outlined above does not apply to any dismissal for "cause". However, only the following shall constitute "cause", for purposes of termination:

     i) an intentional act of fraud, embezzlement, theft or any other material violation of law involving dishonesty in connection with your duties or in the course of your employment with Endogen or the commission of a felony;

     ii)  intentional wrongful damage to material assets of Endogen; or

     iii) intentional wrongful disclosure of material confidential information of Endogen.

I believe this accurately covers these points. Again, we are very excited and look forward to welcoming you to Endogen.

Sincerely,


/s/Owen A. Dempsey
------------------
Owens A. Dempsey
President and CEO


                                    Agreed:

                                    /s/Christine Burns, Ph.D.   9/14/98
                                    -------------------------   -----------
                                    Christine Burns, Ph.D.      Date